SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
INTELLIGROUP, INC.
(Name of Subject Company)
INTELLIGROUP, INC.
(Name of Person Filing Statement)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
45816A106
(CUSIP Number of Class of Securities)
Vikram Gulati
President and Chief Executive Officer
Intelligroup, Inc.
5 Independence Way, Suite 220
Princeton, New Jersey 08540
(646) 810-7400
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)
Copies to:
Steven M. Skolnick, Esq.
Meredith Prithviraj, Esq.
Lowenstein Sandler PC
65 Livingston Avenue
Roseland, NJ 07068
(973) 597-2500
☑ Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

IMPORTANT INFORMATION
The tender offer described herein has not commenced. This announcement and the disclosure included herein are neither an offer to purchase nor a solicitation of an offer to sell shares of Intelligroup, Inc. At the time the tender offer is commenced, NTT DATA CORPORATION and Mobius Subsidiary Corporation, an indirect wholly owned subsidiary of NTT DATA CORPORATION, intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and Intelligroup, Inc. intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Mobius Subsidiary Corporation and Intelligroup, Inc. intend to mail documents to the shareholders of Intelligroup, Inc. These documents will contain important information about the tender offer that should be read carefully before any decision is made with respect to the tender offer.
Shareholders of Intelligroup, Inc. will be able to obtain a free copy of these documents (when they become available) and other documents filed by Intelligroup, Inc., NTT DATA CORPORATION and Mobius Subsidiary Corporation with the Securities and Exchange Commission (the “SEC”) at the website maintained by the SEC at www.sec.gov.
In addition, shareholders will be able to obtain a free copy of these documents (when they become available) from Intelligroup, Inc. by contacting Intelligroup, Inc. at 5 Independence Way, Suite 220, Princeton, New Jersey 08540, (646) 810-7400.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This filing contains forward-looking statements as defined by the federal securities laws which are based on Intelligroup, Inc.’s current expectations and assumptions, which are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, projected or implied, including, among other things, risks relating to the expected timing of the completion and financial benefits of the tender offer and the merger of NTT DATA CORPORATION’s indirect wholly owned subsidiary with and into Intelligroup, Inc. following consummation of the tender offer. Intelligroup, Inc. undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.
* * * * *
This filing relates solely to preliminary communications made before the commencement of a tender offer for the outstanding common stock of Intelligroup, Inc. (the “Company”) by Mobius Subsidiary Corporation, an indirect wholly owned subsidiary of NTT DATA CORPORATION (“Parent”). Set forth below are (i) quotes and excerpts paraphrasing quotes from Vikram Gulati, the Company’s President and Chief Executive Officer, that were published in five different press releases related to the Company’s announcement of the tender offer and merger with Parent, prepared by third parties who are not participants in the proposed tender offer and subsequent merger (nor related to any such participant), (ii) an e-mail sent on June 14, 2010 on behalf of Mr. Gulati to The Hindu Business Line in response to a list of questions provided by The Hindu Business Line, and (iii) an unofficial transcript of a television broadcast interview of Mr. Gulati on NDTV (New Delhi Television Limited), a private television company in India, conducted on June 14, 2010. The filing of the quotes and excerpts from the five press releases in this Schedule 14D-9 is being made solely for purposes of Rule 14d-9 of the Securities Exchange Act of 1934, as amended, and the Company disclaims and makes no representation regarding any statements in such press releases about the Company generally or the Company’s expectations with respect to the benefits of the proposed tender offer and the subsequent merger, other than those direct quotes of Mr. Gulati included therein and set forth below.

Press Releases Quoting Mr. Gulati
Business Standard: “Japanese firm acquires Intelligroup for $199 mn” (June 15, 2010)
“NTT DATA is looking to expand into the US market, where we are strong at, and looking at a good presence from a global delivery perspective in India. We don’t have much presence in Japan and they don’t have good presence outside of Japan. This is a great fit.”
“NTT DATA’s size and global IT capabilities including data centres and cloud computing enhance significantly our ERP solution capability and also allow us to offer total outsourcing solutions. It enables us to offer enhanced vertical offerings, and greater geographic coverage to our customers. Further, this allows us to leverage the financial strength of NTT DATA, which enables us to make greater and more long-term investments in the business. The synergy between the two firms creates a formidable force that will enable us to win in the marketplace.”
NJBIZ: “Intelligroup acquired for $199M” (By: João-Pierre Ruth) (June 14, 2010)
The article states, “Intelligroup CEO Vikram Gulati said NTT is focused in Japan, and wanted to grow in new markets. Intelligroup has a strong presence in enterprise applications market in the United States, Britain, Denmark and the Middle East; ‘we offer NTT Data a platform to access this market,’ [Gulati] said. Gulati said Intelligroup gets to be part of a much larger company through the deal, as it stands to gain greater access to financial strength and knowledge in life sciences, telecom and manufacturing. Gulati said the deal could take two months or longer to complete as the companies explore how their personnel can collaborate. Intelligroup has 2,600 employees around the world, with 50 to 70 staffers in New Jersey, Gulati said.”
The Hindu Business Line: “Info-tech Intelligroup Group Brand Intact Despite Acquisition, Says CEO” (June 16, 2010)
The article states:
“In an e-mail response from the US, Mr Vikram Gulati, Chief Executive Officer of Intelligroup, responded to some queries on the impact of the acquisition on its Indian operations.
Will Intelligroup retain its identity or will it be consumed by NTT DATA? The plan is to retain the Intelligroup brand. Not just the brand, but have Intelligroup as an independent wholly-owned subsidiary of NTT DATA. We will continue with our strategy of being ERP focused. We will also be able to leverage the deep vertical knowledge and Global Reach that NTT brings to the table.
How the acquisition is going to impact the company? Will there be any retrenchment, resizing and relocation of employees? There is no change in the strategy or the business operation of the company. We will continue to work just as before in all our locations. Staffing will be decided by business needs.
Will there be any recast of Intelligroup’s growth plans? For the rest of 2010, we expect to continue on the same operating plan. Going forward, we will factor in the advantages and leverage that we can get through the merger and cast our business plans accordingly.
The company has announced India-specific plans for selling products in India. Will there be any change in the plans? We are an IT services company and will continue to focus on that. As a part of the system integration services, very often it is required for us to be able to source and supply hardware and product software and we will continue to do the same.”
The Economic Times: “NTT Data acquires Intelligroup for $199 mn” (June 15, 2010)
“Intelligroup has been doing well after 2006. It has also withstood the global financial crisis well.”

“NTT will get access to our US customers and the Indian global delivery platform. Our strength mainly lies in enterprise resource planning, a segment which NTT wanted to enter. Intelligroup will work as a subsidiary of NTT, and the current management team will continue with the firm.”
Deccan Chronicle: “Japanese firm to buy Intelligroup” (June 15, 2010)
“NTT was looking for opportunities to expand its footprint outside Japan. They realised that Intelligroup fits the bill and saw value in the transaction.”
The article stated, “Mr Gulati has ruled out any jobs cuts at Intelligroup due to the takeover.”
The article also stated, “After the acquisition, Mr Gulati said the company would focus on expanding its operations both in India and the US.”
E-mail sent on June 14, 2010 on behalf of Mr. Gulati to The Hindu Business Line
a) Will Intelli retain its identity or will it be consumed by NTT Data?
Plan is to retain the Intelligroup brand. Not just the brand, but have Intelligroup as an independent wholly owned subsidiary of NTT DATA. We will continue with our strategy of being ERP focused. We will also be able to leverage the deep vertical knowledge and Global Reach that NTT brings to the table.
b) How it is going to impact? Will there be any retrenchment/resize/relocation of employees?
There is no change in the strategy or the business operation of the company. We will continue to work just as before in all our locations, Staffing will be decided by business needs.
c) Will there be any recast of Intelligroup’s growth plans?
For the rest of 2010, we expect to continue on the same operating plan. Going foward, we will factor in the adavatages and leverage that we can get through the merger and cast our business plans accordingly.
d) the company has announced India specific plans for selling products in India. will there be any change in the plans?
We are an IT services company and will continue to focus on that. As a part of the system integration services, very often it is required for us to be able to source and supply hardware and product software and we will continue to do the same.
e) what are the holding of Mr Srini, Mr Sandeep and yourself in the company? When did they enter the company and at what price?
Stock holding and prices are all a part of our public disclosure record.
Unofficial Transcript of a television broadcast interview of Mr. Gulati on NDTV conducted on June 14, 2010
1. How did you decide that this is the right fit for NTT data and Intelligroup?
Answer: This is important because it was very important for us to do the right thing; for two of the major constituents of our business: our customers and employees. And if you look at the fit between NTT data and Intelligroup, it’s almost a perfect fit. NTT data is a Japan focused IT services company, highly successful in Japan, very clearly looking at expanding their reach into the US and other Global Market. They have some very large customers in Japan who themselves are expanding and NTT wants to follow those customers into the Global market and Intelligroup provides them exactly that vehicle. Intelligroup has strong presence in the US and we are very strong in the ERP and ERP surround services. We have great Global delivery capabilities out of India so that we get for NTT is essentially reach in to the US market and what we get in return from NTT data is much larger platform and much higher financial strength and muscle. Also NTT data has some great vertical experiences which we can leverage to service our market much better going forward. So it’s absolutely a great deal for both companies as well for our customers and employees.
2. Can you translate this into numbers and tell me about how much of the scale up is possible, you talk about the great synergies between the platforms which are going to be used universally but how much would you say will be an incremental act to yours and NTT revenues going forward?
Answer: Intelligroup as a stand alone company right now is much smaller as compared to NTT Data, the scale is quite different. NTT Data is a $11 billion company and Intelligroup $150 million company, the scales are very different but going forward the endeavor would be to make Intelligroup grow much faster than we have grown in the past. Obviously the market will also need to work in the right way to make everything happen in the right way for all of us, so we anticipate that we will accelerate our growth going forward as a result of this merger.
3. The pricing of this which is 21.1% premium over your shares closing price of the last 3 months on an average would you say that is indeed fair I believe all your investors about which represent about 62% stake have said that’s a fair deal?
Answer: I think its best to let the investors talk for themselves, as a person from the Board we did go through evaluation in terms of whether fairness was there or not, and we did have recommendation that this was indeed a fair value in terms of what Intelligroup should command in the market place.

4. What about the focus in India as well you do? Say that you have back office operations, India is an important market along with of course major market of US, UK, Middle East and Denmark. But just talk about India the kind of growth that NTT wants in India right now, it’s been trying to make steps within the space \ region?
Answer: There are 2 parts of this question. How Intelligroup in India can help NTT by providing a global delivery platform for NTT at a global basis, NTT is an IT services business in Japan needs a global delivery platform and Intelligroup out of India can provide exactly that; so that’s one part of it. And the second is Intelligroup is selling in India as an active participant in the Indian domestic market and NTT can leverage that participation, that selling mechanism that we have built in and go after the Indian market with the global capabilities of NTT DATA has, so it has 2 points to leverage that is providing global delivery out of India and the second is accessing Indian market for NTT global services.
5. Is this going to be one of the more important market that NTT wants to chase, is that kind of sense that you are getting post this?
Answer: As of now, the focus is on the first step which is making sure that our global delivery capabilities from India are being leveraged to the fullest extent to help NTT grow and grow more profitably as a company. As we start knowing each other much better, it will give access to the Indian market itself and how we can go after the Indian domestic market.
6. In terms of Patni and I want to bring in this third party, NTT has been talking to Patni for a quite a while right now? In order to clinch a possible deal post this acquisition / post this deal that you signed with NTT, is Patni completely out of the table?
Answer: I can’t comment on that, I think it’s best that question is asked to NTT or Patni. It will be difficult for me to even have an opinion around that.
7) But in terms of Intelligroup and Patni would you say that there are similarities on the kind of structure and services that both offer?
Answer: Intelligroup and Patni do have some overlap and they have some compliment. But again in terms of whether NTT even looking at the company or not looking at it, it’s completely wrong for me to even comment on it.